Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON, M5K 1H1 Canada

GRANITE REIT ANNOUNCES SECOND LEASE EXTENSION AT GRAZ, AUSTRIA

March 28, 2014, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) today announced that Magna Steyr has agreed to a lease extension at its Eurostar facility in Graz, Austria. The lease expiry date has been extended from December 31, 2017 to January 31, 2024, to be coterminus with the recent extension of Magna Steyr’s adjacent Thondorf facility. In connection with the Eurostar extension, in January 2018 Magna Steyr will continue to pay rent at the then existing rental rates plus an increase based on a modified consumer price index formula and Granite will pay a one-time tenant allowance in the amount of €6 million. The Eurostar facility is in excess of 1.3 million square feet and is Granite’s second largest property, as measured by square footage and annualized lease payments.1 It accounts for approximately 7% of Granite’s total annualized lease payments. Together, Granite’s two facilities in Graz, Austria account for approximately 17% of total annualized lease payments.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 32 million square feet and over 100 properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

[1]	Annualized lease payments does not have a standardized meaning under International Financial Reporting Standards and may not be comparable to similar measures reported by other entities. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries) anticipated in the upcoming year.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘would’’, ‘‘could’’, ‘‘will’’, ‘‘likely’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘forecast’’, ‘‘project’’, ‘‘estimate’’, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 5, 2014 (the “Annual Information Form”). The ‘‘Risk Factors’’ section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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